November 17, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Duluth Holdings Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-207300)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of Class B common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on November 19, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 9, 2015, through the date hereof:

Preliminary Prospectus dated November 9, 2015:

775 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters

WILLIAM BLAIR & COMPANY, L.L.C.

By:

/s/ Adam Filkin

Name: Adam Filkin

Title:  Managing Director

[Signature Page to Underwriter Acceleration Request]